ALPS Variable Investment Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

August 30, 2023

VIA EDGAR

Ms. Mindy Rotter

Office of Disclosure and Review

U.S. Securities and Exchange Commission

3 World Financial Center, Room 400

New York, NY 10281

Re:	ALPS Variable Investment Trust (the "Registrant")
File No. 811-21987

Dear Ms. Rotter:

On behalf of the Registrant, and with respect to each series of the Registrant (each a "Portfolio" and collectively, the "Portfolios"), the following is the Registrant's response to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") on August 1, 2023 with regard to the Registrant's filing on Form N-CSR for the reporting period ended December 31, 2022. Each Staff comment is summarized below, followed by the Registrant's response to the comment.

1.	Staff Comment: Please describe in correspondence how the Alerian Portfolio's benchmark is an appropriate broad-based securities market index, as described in instruction 5 to Item 27 of Form N-1A. Specifically, please include a description on how the custom benchmark is administered by an organization that is not an affiliated person of the Portfolio, its investment adviser, or principal underwriter.

Registrant's Response: Instruction 5 to Item 27 of Form N-1A states that "[f]or purposes of this Item, an "appropriate broad-based securities market index" is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used."

As noted in the Alerian Portfolio's prospectus: (a) the Alerian Portfolio's benchmark is the Alerian Midstream Energy Select Index (the "Index"); (b) ALPS Advisors, Inc. is the investment adviser to the Alerian Portfolio; (c) VettaFi is the index provider for the Alerian Portfolio; (d) VettaFi has entered into an index licensing agreement with the Adviser to allow the Adviser's use of the Index for the operation of the Alerian Portfolio; (e) the Adviser pays licensing fees to VettaFi from the Adviser's management fees or other resources.; (f) VettaFi is not affiliated with the Trust, the Adviser or the Distributor; (g) the Alerian Portfolio is not sponsored, endorsed or promoted by VettaFi; and (h) the Index is the exclusive property of VettaFi LLC, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) ("S&P Dow Jones Indices") to calculate and maintain the Index.

Ms. Mindy Rotter

August 30, 2023

For the reasons stated in the Alerian Portfolio's prospectus and listed above, the Registrant believes the Index qualifies as an "appropriate broad-based securities market index" for the Alerian Portfolio.

2.	Staff Comment: Form N-CSR was updated in January 2022. The most recent version of Form N-CSR can be found on www.SEC.gov. The updated Form N-CSR included Items 4(i) and 4(j), which are required to be addressed whether or not the response is "not applicable." These items were not addressed in Registrant's Form N-CSR filing. Please provide responses to Item 4(i) and Item 4(j) via correspondence, and confirm that all Items noted in Form N-CSR will be responded to moving forward.

Registrant's Response: Registrant's response to Items 4(i) and 4(j) of Form N-CSR for the time periods ending December 31, 2021, June 30, 2022, and December 31, 2022 is "not applicable." Additionally, Registrant confirms that moving forward, it will seek to ensure that it responds to all items included on Form N-CSR.

3.	Staff Comment: The Staff notes that the Alerian Portfolio is invested in MLPs to an extent greater than 25% of the Portfolio's total assets. Please confirm the Portfolio's compliance with Subchapter M of the Internal Revenue Code.

Registrant's Response: Registrant confirms that as of December 31, 2022, the Portfolio was in compliance with Subchapter M of the Internal Revenue Code.

Sincerely,

/s/ Erich Rettinger
Erich Rettinger
Treasurer

Enclosure

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP